United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2009
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑
Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended June 30, 2009

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the reference rate in the City of Mumbai on June 30, 2009 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.47.87 per $1.00.
Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS as issued by International Accounting Standards Board (IASB). In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements
In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our most recent Annual Report on Form 20-F.
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	projections that our cash and cash equivalents, along with cash generated from operations, will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.
You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on its website at www.sec.gov.

Sify Technologies Limited
Condensed Consolidated Interim Statement of Financial Position
(Unaudited)
(In thousands of Rupees, except share data and as otherwise stated)

				As at June
				30, 2009
		As at		Convenience
		June 30,	March 31,	translation
		2009	2009 (a)	into US$
	Note	Rs.	Rs.	(Note 2(b))

Assets
Property, plant and equipment	5	3,355,565	3,260,914	70,097
Intangible assets	6	125,764	177,872	2,627
Investment in equity accounted investee	7	559,506	542,901	11,689
Restricted cash	8	—	1,000	—
Lease prepayments	9	341,962	311,185	7,144
Other assets		354,412	496,325	7,404
Deferred tax assets		—	8,524	—

Total non-current assets		4,737,209	4,798,721	98,961

Inventories		96,650	39,088	2,020
Trade and other receivables, net	10	2,901,658	2,455,526	60,615
Prepayments for current assets		170,585	128,548	3,564
Restricted cash	8	245,020	1,329,756	5,118
Cash and cash equivalents	8	255,073	380,042	5,328
Other investments		—	13,874	—

Total current assets		3,668,986	4,346,834	76,645

Total assets		8,406,195	9,145,555	175,606

Equity
Share capital		546,318	441,018	11,413
Share premium		16,528,551	16,375,217	345,280
Share based payment reserve		157,423	149,535	3,289
Other components of equity		(7,696)	(9,691)	(161)
Accumulated deficit		(13,243,463)	(13,104,386)	(276,654)

Equity attributable to equity holders of the Company		3,981,133	3,851,693	83,167

Non-controlling interest		—	248,848	—

Total equity		3,981,133	4,100,541	83,167

Sify Technologies Limited
Condensed Consolidated Interim Statement of Financial Position
(Unaudited)
(In thousands of Rupees, except share data and as otherwise stated)

				As at June 30,
		As at		2009
		June 30,	March 31,	Convenience
		2009	2009(a)	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))

Liabilities
Finance lease obligations, other than current installments		118,725	122,382	2,480
Borrowings	12	203,248	201,389	4,246
Employee benefits	11	76,821	64,300	1,605
Other liabilities		165,951	134,116	3,467

Total non-current liabilities		564,745	522,187	11,798

Finance lease obligations current installments		26,875	32,943	561
Borrowings	12	952,715	1,182,770	19,902
Bank overdraft	8	751,928	1,397,083	15,708
Trade and other payables		1,769,853	1,555,230	36,972
Deferred income		358,946	354,801	7,498

Total current liabilities		3,860,317	4,522,827	80,641

Total liabilities		4,425,062	5,045,014	92,439

Total equity and liabilities		8,406,195	9,145,555	175,606

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

(a)	Derived from the audited consolidated financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

				Three months
				ended June 30,
				2009
		Three months ended June 30		Convenience
		2009	2008	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))
Revenue	13	1,648,545	1,502,627	34,438
Cost of goods sold and services rendered	14	(1,015,951)	(885,792)	(21,223)
Other income		32,051	18,504	670
Selling, general and administrative expense		(642,283)	(642,129)	(13,417)
Depreciation and amortization		(147,270)	(111,795)	(3,076)
Impairment loss on intangibles including goodwill		(47,269)	—	(987)

Loss from operating activities		(172,177)	(118,585)	(3,595)

Finance income	16	17,060	33,305	356
Finance expenses	16	(71,586)	(33,779)	(1,495)

Net finance expense		(54,526)	(474)	(1,139)

Share of profit of equity accounted investee (net of income tax)	7	15,933	12,810	334

Loss before tax		(210,770)	(106,249)	(4,400)

Income tax (expense) / benefit		81,479	(18,236)	1,701

Loss for the period		(129,291)	(124,485)	(2,699)

Attributable to:

Equity holders of the Company		(139,077)	(132,723)	(2,904)
Non-controlling interest		9,786	8,238	205

		(129,291)	(124,485)	(2,699)

Loss per share	17
Basic loss per share		(3.20)	(2.84)	(0.07)

Diluted loss per share		(3.20)	(2.84)	(0.07)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

				Three months
				ended June 30,
				2009
				Convenience
		Three months ended June 30		translation
		2009	2008	into US$ (Note
	Note	Rs.	Rs.	2(b))

Loss for the period		(129,291)	(124,485)	(2,699)

Other comprehensive income
Foreign currency translation differences of foreign operations		472	(2,672)	10
Defined benefit plan actuarial gains / (losses)		(5,590)	(3,618)	(117)
Change in fair value of available for sale investments, transferred to profit or loss		6,441	—	135
Change in fair value of available for sale investments		—	(1,415)	—
Share of gains and losses from equity accounted investees		672	(1,228)	14

Other comprehensive income for the period		1,995	(8,933)	42

Total comprehensive loss for the period		(127,296)	(133,418)	(2,657)

Attributable to:

Equity holders of the Company		(137,082)	(141,656)	(2,862)
Non-controlling interest		9,786	8,238	205

Total comprehensive loss for the period		(127,296)	(133,418)	(2,657)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)
For three months ended June 30, 2009

			Share based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling	Total
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income / (loss) for the period	—	—	—	1,995	(139,077)	(137,082)	9,786	(127,296)
Transactions with owners, recorded directly in equity
Obligation to issue shares pursuant to acquisition of non-controlling interest	105,300	737,537	—	—	—	842,837	—	842,837

Share-based payments	—	—	7,888	—	—	7,888	—	7,888

Changes in ownership interests in subsidiaries that do not result in a gain or loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)

Balance at June 30, 2009	546,318	16,528,551	157,423	(7,696)	(13,243,463)	3,981,133	—	3,981,133
For three months ended June 30, 2008

			Share based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling	Total
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	equity
Balance at April 1, 2008	441,018	16,368,647	149,398	(9,817)	(12,254,262)	4,694,984	199,907	4,894,891

Total comprehensive income / (loss) for the period	—	—	—	(8,933)	(132,723)	(141,656)	8,238	(133,418)
Transactions with owners, recorded directly in equity
Share-based payments	—	—	17,506	—	—	17,506	—	17,506
Others	—	6,570	—	—	—	6,570	—	6,570

Balance at June 30, 2008	441,018	16,375,217	166,904	(18,750)	(12,386,985)	4,577,404	208,145	4,785,549
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			June 30, 2009
	Three months ended June 30		Convenience
	2009	2008	translation into
	Rs.	Rs.	US$ (Note 2(b))
Cash flows from / (used in) operating activities
Loss for the period	(129,291)	(124,485)	(2,699)
Adjustments for:
Depreciation and amortization	147,270	111,795	3,076
Impairment loss on intangibles including goodwill	47,269	—	987
Share of profit of equity accounted investee	(15,933)	(12,810)	(334)
Loss/ (gain) on sale of property, plant and equipment	(163)	(157)	(3)
Provision for doubtful receivables and advances	25,915	53,752	541
Stock compensation expense	7,888	17,506	165
Net finance expense / (income)	54,526	474	1,139
Loss on sale of Investments	373	—	8
Income tax expense / (benefit)	(81,479)	18,236	(1,702)
Unrealized (gain)/ loss on account of exchange differences	(14,242)	(6,717)	(298)
Other non-cash items	16,773	—	350
	58,906	57,594	1,230

Change in trade and other receivables	(288,148)	(427,014)	(6,019)
Change in inventories	(57,562)	5,158	(1,202)
Change in other assets	(81,376)	(309,967)	(1,700)
Change in trade and other payables	257,377	133,275	5,377
Change in employee benefits	6,931	15,566	145
Change in deferred revenue	4,142	176,210	87

	(99,730)	(349,178)	(2,082)
Income taxes paid	(36,676)	(23,844)	(766)

Net cash (used in) / from operating activities	(136,406)	(373,022)	(2,848)

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(151,353)	(346,316)	(3,162)
Expenditure on intangible assets	(60,145)	(56,919)	(1,256)
Proceeds from sale of property, plant and equipment	441	200	9
Net investment in leases	—	1,694	—
Finance income received	63,627	64,929	1,329
Short term investments, net	19,942	—	417

Net cash used in investing activities	(127,488)	(336,412)	(2,663)

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			June 30, 2009
	Three months ended June 30		Convenience
	2009	2008	translation into
	Rs	Rs	US$ (Note 2(b))
Cash flows from / (used in) financing activities
Proceeds from / (repayment of) borrowings, net	(223,095)	626,204	(4,660)
Finance expenses paid	(73,949)	(30,227)	(1,545)
Repayment of finance lease liabilities	(5,576)	(697)	(116)

Net cash from / (used) in financing activities	(302,620)	595,280	(6,321)

Net decrease in cash and cash equivalents	(566,514)	(114,154)	(11,832)
Cash and cash equivalents at April 1	312,715	888,690	6,533
Effect of exchange fluctuations on cash held	1,964	(176)	37

Cash and cash equivalents at period end	(251,835)	774,360	(5,262)

Supplementary information
Additions to property plant and equipment represented by finance lease obligations	5,088	—	106
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

SIFY TECHNOLOGIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In thousands of Rupees, except share, per share data and as stated otherwise)
1. Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months ended June 30, 2009 comprise the Company and its subsidiaries (Sify Software Limited and Sify International Inc) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities India Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed in the NASDAQ Global market in the United States.
2. Basis of preparation
a.	Statement of compliance
The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2009.
These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on March 31, 2010.
b.	Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US.
The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months ended June 30, 2009 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on June 30, 2009, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.47.87 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on June 30, 2009 or at any other date.
c.	Use of estimates and judgements
The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.
In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2009.

d.	Correction of an error in the unaudited condensed consolidated interim statement of cash flows for the three months ended June 30, 2008.

Certain amounts previously reported in the unaudited condensed consolidated interim statement of cash flow for the three months ended June 30, 2008 and furnished in form 6-K have been corrected in preparing the comparative unaudited condensed consolidated statement of cash flow for the three months period ended June 30, 2009 included in these unaudited condensed consolidated financial statements. Specifically, advance and deposit paid to VALS Developers Private Limited aggregating Rs.282,825 towards property lease was incorrectly included in acquisition of property, plant and equipment in the statement of cash flows instead of change in other assets. This reclassification error resulted in overstatement of net cash used in investing activities and understatement of net cash used in operating activities aggregating Rs.282,825. This reclassification error has been corrected in the statement of cash flows for the three months period ended June 30, 2008.

3. Significant accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2009, except for new accounting policies adopted by the Group as described below.
(i)
Presentation of financial statements: The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. This presentation has been applied in these Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended June 30, 2009. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/loss per share.

(ii)
Revenue recognition from construction contracts: Upto the periods ended March 31, 2009, the Company did not derive any revenues from construction contracts. During the quarter ended June 30, 2009, the Company started generating revenues from a construction contract. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity.

The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

4. Recent accounting pronouncements
a)	Standards early adopted by the Company
•
IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 beginning the year ended March 31, 2008 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The application of this standard did not result in any significant change in the Group’s segmental disclosures.

•
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be recorded under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Business combinations consummated in the future would be impacted by the revised standard.

IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Consistent with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction (Also refer to Note 21).

b)	Recently adopted accounting pronouncements
•
The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations.

c)	Standards issued but not yet effective
•
IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. The Company would prospectively adopt this interpretation for all assets transferred after July 1, 2009. The amendment is not expected to have any significant impact on the Group’s consolidated financial statements.

•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard are mainly applicable for fiscal beginning from April 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s unaudited condensed consolidated interim financial statements.

5. Property, plant and equipment
The following table presents the changes in property, plant and equipment during the three months ended June 30, 2009

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 1,			June 30,	April 1,	Depreciation		June 30,	at June 30,
Particulars	2009	Additions	Disposals	2009	2009	for the period	Deletions	2009	2009
Building	769,663	—	—	769,663	148,401	6,869	—	155,270	614,393
Plant and machinery	4,733,122	85,141	12,612	4,805,651	2,765,920	92,190	12,418	2,845,692	1,959,959
Computer equipment	497,223	7,713	51	504,885	367,972	15,797	22	383,747	121,138
Office equipment	162,132	10,505	14	172,623	96,955	5,550	14	102,491	70,132
Furniture and fittings	628,279	11,243	579	638,943	389,771	13,070	523	402,318	236,625
Vehicles	8,269	—	—	8,269	6,420	727	—	7,147	1,122

Total	6,798,688	114,602	13,256	6,900,034	3,775,439	134,203	12,977	3,896,665	3,003,369

Add: Construction -in- Progress									352,196

Total	6,798,688	114,602	13,256	6,900,034	3,775,439	134,203	12,977	3,896,665	3,355,565

The following table presents the changes in property, plant and equipment during the year ended March 31, 2009

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 01,			March 31,	April 1,	Depreciation		March 31,	at March
Particulars	2008	Additions	Disposals	2009	2008	for the year	Deletions	2009	31, 2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262
Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202
Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251
Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177
Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508
Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction -in- Progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

Leased assets
The Group’s leased assets include certain buildings, plant and machinery and motor vehicles acquired under finance leases. As at June 30, 2009 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.258,428 (March 31, 2009: Rs.260,968), Rs. 140,511 (March 31, 2009: Rs. 145,304) and Rs.1,433 (March 31, 2009: Rs.2,l59) respectively.
Construction-in-progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction-in-progress.
6. Intangible assets
Intangible assets comprise the following:

	As at	As at
	June 30, 2009	March 31, 2009
Goodwill	14,595	40,461
Other Intangibles	111,169	137,411

Total	125,764	177,872

In May 2006, the group acquired travel business for a consideration of USD 2.5 million (Rs. 112,220 thousands) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444 thousands). The assets acquired consist of System software, customer contracts and goodwill. The said business operates from India and United States.
During the quarter ended June 30, 2009, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, which are confirmed by other subsequent events, the group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost of sales. As a result of the above review, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 ($987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
The following table presents the changes in goodwill during the three months ended June 30, 2009 and the year ended March 31, 2009
(i) Goodwill

	As at	As at
Particulars	June 30, 2009	March 31, 2009
Balance at the beginning of the period / year	40,461	50,796
Effect of exchange rate fluctuation	(2,483)	4,865
Less: Impairment loss	(23,383)	(15,200)

Net carrying amount of goodwill	14,595	40,461

During the quarter ended June 30, 2009, the group has impaired goodwill relating to its travel business to the extent of Rs. 23,383. The amount of goodwill as at June 30, 2009 and March 31, 2009 has been allocated to Online Portals Segment.

(ii) Other Intangibles
The following table presents the changes in other intangible assets for the three months ended June 30, 2009 and year ended March 31, 2009.

			Customer
	Technical	Portals and	related		License
	know-how	web content	intangibles	Software	fees	Total
(A) Cost
Balance as at April 1, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Other acquisitions	—	—	—	10,712	—	10,712
Deletions	—	52,730	—	—	—	52,730
Balance as at June 30, 2009	82,753	—	200,570	329,927	50,000	663,250

(B) Amortization / Impairment
Balance as at April 1, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the period	—	—	3,634	8,809	625	13,068
Impairment loss on assets	—	—	22,148	1,738		23,886
Deletions	—	52,730	—	—	—	52,730

Balance as at June 30, 2009	82,753	—	195,629	267,168	6,531	552,081

(C) Carrying amounts as at June 30, 2009	—	—	4,941	62,759	43,469	111,169

			Customer
	Technical	Portals and	related		License
	know-how	web content	intangibles	Software	fees	Total
(A) Cost
Balance as at April 1, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Other acquisitions	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268

(B) Amortization / Impairment
Balance as at April 1, 2008	82,753	52,730	149,926	235,827	3,406	524,642
Amortization for the period	—	—	19,921	20,794	2,500	43,215

Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857

(C) Carrying amounts as at March 31, 2009	—	—	30,723	62,594	44,094	137,411

During the quarter ended June 30, 2009, the group has impaired intangible assets relating to its travel business to the extent of Rs 23,886. The above impairment loss related to Online Portals Segment.
7. Investments in associates
In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities India Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at June 30, 2009 and March 31, 2009, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Holdings Limited, Bermuda.

A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

	As at	As at
Statement of Financial Position	June 30, 2009	March 31, 2009
Total assets	4,292,662	3,435,921

Total liabilities	2,418,269	1,617,159
Shareholders’ equity	1,874,393	1,818,762

Total liabilities and shareholders’ equity	4,292,662	3,435,921

	Three months ended
Statement of Income	June 30, 2009	June 30, 2008
Revenues	400,587	397,437
Net Profit	53,376	42,913
Sify has not agreed to certain recorded cross charges in the nature of corporate expenses amounting to Rs.10,871 thousands ($227,000) made by MF Global Holdings Limited (formerly known as MF Global Limited) (majority beneficial shareholder) and certain entities in the same group as MF Global Holdings Limited to MF Global for the three months ended June 30, 2009. Consequently, the condensed consolidated interim financial statements of MF Global for the period ended June 30, 2009 was approved by the Board of Directors of MF Global subject to the above matter under dispute. The auditors of MF Global have modified their review report issued on the condensed consolidated interim financial statements of MF Global for period ended June 30, 2009 in connection with such recorded cross charges. Sify is in the process of settling this matter in accordance with the terms of the Shareholders’ Agreement between MFG and Sify. Pending resolution of the above matter, the equity method accounting and disclosures relating to Sify’s investment in MF Global are accounted and disclosed in the Company’s financial statements based on the condensed consolidated interim financial statements of MF Global which includes the impact of cross charges recorded of Rs.10,871 thousands or $227,000 (Sify’s share net of taxes would be Rs.2,142 thousands or $45,000) for the three months ended June 30, 2009, made by MF Global Holdings Limited to MF Global.
8. Cash and cash equivalents
Cash and cash equivalents as at June 30, 2009 amounted to Rs.255,073 (Rs.380,042 as at March 31, 2009). This excludes cash-restricted of Rs.245,020 as at June 30, 2009 (Rs.1,330,756 as at March 31, 2009), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.
(a) Restricted cash

	As at	As at	As at	As at
	June 30, 2009	March 31, 2009	June 30, 2008	March 31, 2008
Non current
Against future performance obligation	—	1,000	1,000	1,000
Current
Bank deposits held under lien against borrowings from banks	245,020	1,329,756	955,000	877,582

Total restricted cash	245,020	1,330,756	956,000	878,582

(b) Non restricted cash
Current
Cash and bank balances	255,073	380,042	652,363	628,745

Total cash (a+b)	500,093	1,710,798	1,608,363	1,507,327

Bank overdraft used for cash management purposes	(751,928)	(1,397,083)	(833,003)	(617,637)
Less:- Non current restricted cash	—	(1,000)	(1,000)	(1,000)

Cash and cash equivalents for the statement of cash flows	(251,835)	312,715	774,360	888,690

9. Lease prepayments

	As at June	As at March
	30, 2009	31, 2009
Towards buildings	341,962	311,185

	341,962	311,185

Prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis. In case prepayments are made towards building accounted as for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
10. Trade and other receivables
Trade and other receivables comprise:

	As at June	As at
	30, 2009	March 31, 2009
(i) Trade receivables, net	1,716,700	1,504,927
(ii) Other receivables including deposits	1,184,958	950,599

	2,901,658	2,455,526

Trade receivables as at June 30, 2009 and March 31, 2009 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at	As at
	June 30, 2009	March 31, 2009
Trade receivables from related parties	—	698
Due from customers	1,846,229	1,620,524

	1,846,229	1,621,222
Less: Allowance for doubtful receivables	(129,529)	(116,295)

Balance at the end of the period	1,716,700	1,504,927

The activity in the allowance for doubtful accounts receivable is given below:

	Three months ended	Year ended
	June 30, 2009	March 31, 2009
Balance at the beginning of the period	116,295	83,316
Add : Additional provision	25,915	84,346
Less : Bad debts written off	(12,681)	(51,367)

Balance at the end of the period	129,529	116,295

11. Employee benefits

	As at	As at
	June 30, 2009	March 31, 2009

Gratuity payable	24,680	15,082
Compensated absences	52,141	49,218

	76,821	64,300

Gratuity cost
The components of gratuity cost recognized in the income statement for the three months ended June 30, 2009 and 2008 consists of the following:

	Three months	Three months
	ended	ended
	June 30, 2009	June 30, 2008
Service cost	3,624	3,017
Interest cost	1,125	759
Expected returns on plan assets	(741)	(418)

Net gratuity costs recognized in statement of income	4,008	3,358

Details of employee benefit obligations and plan assets are as follows:

	June 30, 2009	March 31, 2009
Present value of projected benefit obligation at the end of the period / year	50,834	43,389
Funded status of the plans	(26,154)	(28,307)

Liability recognized in the statement of financial position	24,680	15,082

The following table set out the status of the gratuity plan:

	June 30, 2009	March 31, 2009
Change in projected benefit obligation
Projected benefit obligation at the beginning of the period / year	43,389	27,332
Service cost	3,624	12,067
Interest cost	1,125	3,038
Actuarial (gain)/ loss	3,667	3,662
Benefits paid	(971)	(2,710)

Projected benefit obligation at the end of the period / year	50,834	43,389

Change in plan assets
Fair value of plan assets at the beginning of the period / year	28,307	18,740
Expected return on plan assets	741	1,672
Actuarial gain / (loss)	(1,923)	(684)
Employer contributions	—	11,290
Benefits paid	(971)	(2,711)

Fair value of plan assets at the end of the period / year	26,154	28,307

Actuarial Assumptions at reporting date:

	As at	As at
	June 30, 2009	March 31, 2009
Discount rate	6.90% p.a	7.95% p.a
Long-term rate of compensation increase	8.00% p.a	8.00% p.a
Rate of return on plan assets	8.00% p.a	8.00% p.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Actuarial gains and losses recognised in other comprehensive income
The amount of actuarial gains and losses recognized directly in other comprehensive income for the three months ended June 30, 2009 and 2008 are as follows:

	Three months	Three months
	ended	ended
	June 30, 2009	June 30, 2008
Actuarial gain / (loss)	(5,590)	(3,618)

	(5,590)	(3,618)

12. Borrowings

	June 30, 2009	March 31, 2009
Current
Loan secured against fixed deposits from banks	—	310,000
Term loans from banks (Refer note 1 below)	413,334	331,944
Other working capital facilities from banks (Refer note 2 below)	529,666	540,826
Loan from other financial institutions	9,715	—

	952,715	1,182,770

Non current
Term loans from banks	168,503	201,389
Loan from other financial institutions	34,745	—

	203,248	201,389

The Group has short term borrowings which include:
1.
Term loans from banks are secured by fixed deposits and moveable fixed assets of the Group. These loans bear interest ranging from 9.50% to 13.50% p.a. Term loan includes a balance of Rs.233,333 outstanding as at 30 June 2009 (Rs.283,333 as at March 31, 2009) which is subject to put/call option every six months. The Company has not met certain financial covenants relating to the said loan. Subsequent to the balance sheet date, the company has repaid the said loan.

2.
Other working capital facilities are secured by certain current assets, fixed deposits and trade receivables of the Company, bear interest ranging from 11% to 13% p.a. and are subject to an annual renewal.

13. Revenue

	Three months ended
	June 30, 2009	June 30, 2008
Rendering of services
Service revenue	1,323,446	1,291,839
Initial franchise fee	5,329	8,173
Installation service revenue	81,236	54,755

	1,410,011	1,354,767
Sale of products	238,534	147,860

Total	1,648,545	1,502,627

14. Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.
15. Personnel expenses

	Three months ended
	June 30, 2009	June 30, 2008
Salaries and wages	351,637	365,710
Contribution to provident fund and other funds	14,925	15,849
Staff welfare expenses	6,540	11,368
Employee stock compensation expense	7,888	17,506

	380,990	410,433

Attributable to cost of goods sold and services rendered	184,082	196,077
Attributable to selling, general and administrative expenses	196,908	214,356
16. Net finance income and expense

	Three months ended
	June 30, 2009	June 30, 2008
Interest income on bank deposits	12,754	32,782
Interest income from leases	—	172
Others	4,306	351

Finance income	17,060	33,305

Interest expense on finance lease obligations	3,629	139
Bank charges	15,198	10,267
Interest on borrowings	52,759	23,373

Finance expense	71,586	33,779

Net finance income / (expense) recognised in profit or loss	(54,526)	(474)

17. Loss per share
The calculation of basic loss per share for the three months ended June 30, 2009 and 2008 is based on the loss attributable to ordinary shareholders of Rs.(139,077) and Rs.(132,723) respectively.

	Three months
	June 30, 2009	June 30, 2008
Net profit / (loss ) — as reported	(139,077)	(132,723)

Weighted average number of shares — basic and diluted *	43,398,653	46,665,182
Basic earnings / (loss) per share	(3.20)	(2.84)

*
Ordinary shares arising out of potential exercise of outstanding stock options as at June 30, 2009 and 2008 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.

18. Segment reporting
There has been no change in the composition of reportable segments for the three months ended June 30, 2009 as compared to the year ended March 31, 2009.
The primary operating segments of the Group are:
•	Corporate network/data services, which provides internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from home and through cybercafés;

•	Online portal services and content offerings; and

•	Other services, such as development of content for e-learning.
Three months ended June 30, 2009

	Corporate	Internet	Online
	Network /	Access	Portal	Consumer
	Data	Services	Services	One	Other
	Services	A	B	A+B	Services	Total
Segment revenue	1,267,866	221,425	36,825	258,250	122,429	1,648,545
Allocated segment expenses	(898,849)	(239,057)	(45,124)	(284,181)	(103,961)	(1,286,991)

Segment operating income / (loss)	369,017	(17,632)	(8,299)	(25,931)	18,468	361,554

Unallocated expenses
Cost of goods sold						(120,026)
Selling, general and administrative expenses						(251,217)
Depreciation and amortization						(147,270)
Impairment loss on intangibles including goodwill						(47,269)
Other income / (expense), net						32,051
Finance income						17,060
Finance expenses						(71,586)
Share of profit of equity accounted investee						15,933

Profit or (Loss) before Tax						(210,770)

Income tax(expense)/benefit						81,479

Profit/(loss) for the quarter						(129,291)

Three months ended June 30, 2008

	Corporate	Internet	Online
	Network /	Access	Portal	Consumer
	Data	Services	Services	One	Other
	Services	A	B	A+B	Services	Total
Segment revenue	991,269	325,306	49,180	374,486	136,872	1,502,627
Allocated segment expenses	(636,652)	(357,645)	(57,416)	(415,061)	(107,354)	(1,159,067)

Segment operating income / (loss)	354,617	(32,339)	(8,236)	(40,575)	29,518	343,560

Unallocated expenses
Cost of goods sold						(116,085)
Selling, general and administrative expenses						(252,769)
Depreciation and amortization						(111,795)
Other income / (expense), net						18,504
Finance income						33,305
Finance expenses						(33,779)
Share of profit of equity accounted investee						12,810

Profit or (Loss) before Tax						(106,249)

Income tax(expense)/benefit						(18,236)

Profit/(loss) for the quarter						(124,485)

19. Capital Commitments
Contracts pending to be executed on capital account as at June 30, 2009 and not provided for amounted to Rs.576,985 (net of advances Rs.352,196), [March 31, 2009 Rs.322,607 (net of advances Rs,177,183). In addition, the Company has a commitment to make payments aggregating to Rs.478,852 (USD 10 million) to Emirates Integrated Telecommunications Company PJSC under the agreement for supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs.155,146 (USD 3.24 million) as at June 30, 2009.
Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at June 30, 2009

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	2,285,439	152,094	866,111	1,267,234
Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016
As at March 31, 2009

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,801,477	135,165	585,564	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016

*
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, a Company in which Mr. Raju Vegesna, the principal share holder and Chief Executive Officer of Sify is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this lease, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease.

20. Legal proceedings
Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Company’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.
Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On September 10, 2009, the Federal District Court held the fairness hearing for final approval of the settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed, most of which were filed by the same parties that objected to the settlement in front of the District Court. These are likely to be consolidated into a single appeal and briefing schedule would be provided shortly by the court.
21. Acquisition of non-controlling interest in subsidiary
The Board of Directors and shareholders of the Company at their meeting held on November 24, 2008 approved the merger of Sify’s subsidiary Sify Communications Limited, subject to approval by the Honorable High Court of Madras and other statutory authorities. Subsequently, the Company obtained the approval of Honorable High Court on June 26, 2009 which is binding on the Company and its subsidiary Sify Communications Limited and as part of the merger, the Company issued 10,530,000 equity shares to Infinity Satcom Universal Pvt. Limited (a company promoted by the principal shareholders of Sify) and acquired the remaining 26% equity interest of Sify Communications Limited. Although the merger was approved by the High Court on June 26, 2009, which is considered as the acquisition date for accounting purposes, for Income-tax purpose the effect of merger is retrospectively applied from April 1, 2008. The acquisition of this non-controlling interest has been accounted as a transaction with equity holders in their capacity as equity holders and accordingly no goodwill has been recognized. As a result of the acquisition of non-controlling interest, the following adjustments were incorporated in the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2009:
•
As a consequence of the merger, the Company was eligible under the Indian Income-tax laws to consolidate the Income-tax returns of Sify and Sify Communications Limited retrospectively from April 1, 2008. Accordingly, the taxable income reported by Sify Communications Limited for the period subsequent to April 1, 2008 has been off-set against the previously fully reserved business losses of the Company. This resulted in the reversal of income tax liabilities aggregating to Rs.90,003 and a write off of deferred tax assets of Rs.8,524 during the quarter ended June 30, 2009.

•
Consequent to the approval of the merger by the Honorable High Court on June 26, 2009, the Company was obliged to issue 10,530,000 shares which the Company has duly issued on July 16, 2009, and accordingly the fair value of shares to be issued as at June 26, 2009 has been considered as the consideration for the acquisition of the non-controlling interest. The difference between the fair value of the consideration paid and the face value of equity shares issued is recorded as share premium and the difference between the fair value of the consideration paid and the carrying amount of non-controlling interests is recorded as an adjustment in equity and is included as part of share premium.

22. Liquidity
As of June 30, 2009 the current liabilities of the Company exceeded the current assets by Rs.191,331. Based on the projected cash flow, available lines of credit and the proceeds in connection with legal matters (also refer note 23(a)), the Company will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months. Additionally, the Company is exploring the possibility of exiting a leased facility and recovering the related security deposit, and replacing certain short term loans with long term lines of credit.
23. Subsequent event
a)
Subsequent to the balance sheet date, the Company received USD 12 million (approximately Rs. 561,120 thousands) in connection with legal matters. The payment will be recorded in the statement of income for the quarter ending 31 December 2009.

b)
Subsequent to the balance sheet date, the book value of the stockholders’ equity of the Company exceeded the market capitalization. Consequently, subsequent to September 30, 2009, the Company has commenced an impairment analysis of its long lived assets taking into account various factors such as control premium, estimated cash flows, discount rate and anticipated terminal value.

24. Group entities
The following are the entities that comprise the group as of June 30, 2009 and March 31, 2009

Particulars	Country	% of Ownership interest
Significant subsidiaries	of incorporation	June 30, 2009	March 31, 2009
Sify International Inc	US	100	100
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 570 cities and towns in India. A significant part of our revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. Our corporate service offerings are used by a number of India’s largest companies. Consumer services include broadband home access, and the e-port cyber café chain across 250 cities and towns and online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links and related content sites specifically tailored to Indian interests worldwide. Our network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
The primary operating segments of the Group are:
•	Corporate network/data services, which provides corporate/network data services, security and consulting, hosting and managed service solutions;

•	Consumer One, which includes
•	Retail Internet access services, from homes and through cybercafés; and oOnline portal and content offerings.

•	Online portal and content offerings.
•	Other services, such as development of content for e-learning and Remote Management Services.
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from the installation of the connectivity link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.
Revenue recognition from construction contract
Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity.

The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.
Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services revenues are generated from the internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through broadband connectivity, which is provided through arrangements with Cable Television Operators (CTOs). Our public access services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

•
Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.

Other services
Other services include revenue from e-learning and remote management services. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis.
In Note 18 to the Unaudited Condensed Consolidated Interim Financial Statements included in this Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments.
Expenses
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold , the cost of providing network operations, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, the costs incurred in providing Hosting services, and the Document Management Services (DMS) costs for application services. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.
Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services: Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India has imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services.

•
Online portal and content offerings: Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.

Other Services
Cost of revenues for the eLearning division includes the cost of direct labor that is involved in the design and uploading of content for facilitating web-based learning.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the estimated useful life of assets, ranging from two to eight years and, in the case of buildings, 28 years. Intangible excluding goodwill are amortised on a straight line basis over the estimated useful life of the assets, ranging from three to twenty years. Goodwill is not amortised and is tested for impairment annually.
Operating Results
Quarter ended June 30, 2009 compared to quarter ended June 30, 2008
Revenues. We recognized Rs.1,648.54 million ($34.43 million) in revenues for the quarter ended June 30, 2009, as compared to Rs.1,502.63 million for the quarter ended June 30, 2008, representing an increase of Rs.145.91 million ($3.04 million), or 9.71%. This is primarily driven by Rs.276.60 million ($5.77 million) or 27.90 % from our corporate network/data services. The revenue growth has been impacted by Rs.116.24 million ($2.42 million) or 31.04 % decrease from our Consumer One services comprising of Internet access services, online portals and content offerings, and Rs.14.44 million ($0.30 million) or 10.55% decrease from our e-learning and remote management services.
Revenue from Corporate network/data services has increased by Rs.276.60 million ($5.77 million), or 27.90%, from Rs.991.27 million for three months ended June 30, 2008 to Rs.1267.87 million ($26.48 million) for three months ended June 30, 2009 primarily due to (i) the increase of Rs.171.83 million ($3.58 million) revenue from the recently launched International Long Distance services (ILD), (ii) the increase of Rs.140.0 million ($2.92 million) from system integration services, (iii) the increase of Rs.5.98 million ($0.12 million) or 8.65% in Application Services, and (iv) the increase of Rs.46.82 million ($0.97 million) or 44.95% from Hosting services from the new data center capacity created in Airoli. The increase is partially offset by a decrease of (a) Rs.66.03 million ($1.37 million) or 11.63%, in the revenue from connectivity due to substantial price reduction and capacity migrations and (b) Rs.15.33 million ($0.32 million), or 27.99%, in the Installation revenue from connectivity customers due to customers deferring plans on account of the prolonged economic slowdown.
Revenue from Consumer One services has decreased by Rs.116.24 million ($2.43 million), or 31.04%, from Rs.374.49 million for three months ended June 30, 2008 to Rs.258.25 million ($5.39 million) for three months ended June 30, 2009. This decrease is caused by Rs.103.90 million ($2.17 million), or 31.94%, from our Internet Access services and by Rs.12.34 million ($0.25 million) or 25.11% decrease in revenue from Portal services. Such decrease is primarily on account of (i) the decrease in e-port revenue to the extent of Rs.31.92 million ($0.66 million), or 33.44%, due to a decrease in the number of active e-Ports and subscribers, (ii) the decrease in revenue from Voice over IP services to the extent of Rs.8.75 million ($0.18 million), or 50.97%, due to lower voice call minutes used by our customers, (iii) the decrease in revenue from broadband amounting to Rs.59.72 million ($1.24 million), or 29.19%, on account of the decrease in broadband subscribers by 53,000, (iv) the decrease of Rs.0.15 million ($0.003 million), or 1%, from other services relating to other Internet Access services that we provide and (v) the decrease of revenue amounting to Rs.15.71 million ($0.32 million), or 34.73%, on account of a reduction in spends of advertising by advertisers and also on account of reduction in demand for e-commerce.
Revenue from e-learning and remote management services decreased by Rs.14.44 million ($0.30 million), or 10.55%, from Rs.136.87 million for three months ended June 30, 2008 to Rs.122.43 million ($2.55 million) for three months ended June 30, 2009. This decrease is primarily due to drop in revenue amounting to Rs.31.56 million ($0.65 million) from eLearning services on account of deferment of projects by existing key customers. Such decrease is partially offset by an increase of Rs.17.10 million ($0.35 million) from our Remote Management Services due to increase in volume of business and addition of new customers.
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.1, 015.95 million ($21.22 million) for the quarter ended June 30, 2009 compared to Rs.885.80 million ($18.50 million) for the quarter ended June 30, 2008, representing an increase of Rs.130.13 million ($2.72 million), or 14.69%. This increase was due to (i) a Rs.144.80 million ($3.02 million) in other direct costs on account of cost pertaining to launch of new ILD services and other services, (ii) Rs.105.70 million ($2.20 million) increase due to the increase in SI business, (iii) Rs.9.53 million ($0.19 million) in termination cost in VoIP services on account of destination mix, and (iv) Rs.2.68 million ($0.05 million) in Application Services on account of increase in revenue. These increases have been partly offset by a decrease of (a) a Rs.63.38 million ($1.32 million) in bandwidth costs due to capacity upgrades and reduction in bandwidth rates . (b) a Rs.59.97 million ($1.25 million) in revenue share paid to franchisees, cable television operators and TRAI due to decrease in e-port and broadband usage revenue, (c) a Rs 5.15 million ($0.11 million) in employee costs incurred towards technology departments due to optimization of resources, (d) a Rs.4.13 million ($0.08 million) in e-commerce COGS due to reduction in demand for e-Commerce, (e) a Rs.6.84 million ($0.14 million) in direct costs due to optimization of resources in international business and (f) Rs 2.03 million ($0.04 million) in content cost due to effective content management.

Other Income. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services and others. Other income was Rs.32.05 million ($0.67 million) for the quarter ended June 30, 2009, compared to Rs.18.50 million for the quarter ended June 30, 2008, representing an increase of Rs 13.55 million ($0.28 million), or 73.24%. This increase is contributed by an increase of Rs.14.41 million ($0.30 million) in duty credit entitlement, and this increase was partially offset by a decrease of Rs.0.86 million ($0.01 million) from other sources.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.642.28 million ($13.42 million) for the quarter ended June 30, 2009, compared to Rs.642.12 million for the quarter ended June 30, 2008, representing a marginal increase of Rs.0.16 million ($0.003 million), or 0.002%, due to an increase in marketing expenses, associate costs, associate related costs, provision for doubtful debts and amortization of stock compensation expenses.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.147.27 million ($3.08 million) for the quarter ended June 30, 2009, compared to Rs.111.80 million for the quarter ended June 30, 2008, representing a increase of Rs.35.49 million ($0.74 million), or (31.75%). The increase is attributable to expenses related to property, plant and equipment.
In May 2006, the group acquired travel business for a consideration of USD 2.5 million (Rs. 112,220 thousands) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444 thousands). The assets acquired consist of System software, customer contracts and goodwill. The said business operates from India and United States.
During the quarter ended 30th June 2009, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, which are confirmed by other subsequent events, the group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the Value in use (using discounted cash flow approach) and fair value less cost of sales. As a result of the above review, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 ($987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
Net finance expenses. The net finance expense was Rs.54.53 million ($1.14) million for the quarter ended June 30, 2009, compared to Rs. 0.47 million for the quarter ended June 30, 2008, representing an increase of Rs.54.06 million ($1.12 million). The finance income was Rs.17.06 million ($0.35 million) for the quarter ended June 30, 2009,compared to Rs.33.30 million for the quarter ended June 30, 2008, representing a decrease of Rs.16.24 million ($0.34 million) due to decrease in interest income from bank deposits on account of closure of fixed deposits. The finance expense was Rs. 71.58 million ($1.49 million) for the quarter ended June 30, 2009, compared to Rs.33.77 million for the quarter ended June 30, 2008, representing an increase of Rs.37.81 million ($0.79 million) due to increase in interest charges on account of increased bank borrowings and bank charges.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.15.93 million ($0.33 million) for the quarter ended June 30, 2009, compared to Rs.12.81 million for the quarter ended June 30, 2008, representing an increase of Rs.3.12 million ($0.07 million), or 24%. The increase was due to favorable market conditions for MF Global Sify Securities India Private Limited.
Sify has not agreed to certain recorded cross charges in the nature of corporate expenses amounting to Rs.10,871 thousands ($227,000) made by MF Global Holdings Limited (formerly known as MF Global Limited) (majority beneficial shareholder) and certain entities in the same group as MF Global Holdings Limited to MF Global for the three months ended June 30, 2009. Consequently, the condensed consolidated interim financial statements of MF Global for the period ended June 30, 2009 was approved by the Board of Directors of MF Global subject to the above matter under dispute. The auditors of MF Global have modified their review report issued on the condensed consolidated interim financial statements of MF Global for period ended June 30, 2009 in connection with such recorded cross charges. Sify is in the process of settling this matter in accordance with the terms of the Shareholders’ Agreement between MFG and Sify. Pending resolution of the above matter, the equity method accounting and disclosures relating to Sify’s investment in MF Global are accounted and disclosed in the Company’s financial statements based on the condensed consolidated interim financial statements of MF Global which includes the impact of cross charges recorded of Rs.10,871 thousands or $227,000 (Sify’s share net of taxes would be Rs.2,142 thousands or $45,000) for the three months ended June 30, 2009, made by MF Global Holdings Limited to MF Global.
Income tax expense/(benefit). The income tax benefit was Rs.81.48 million ($1.70 million) for the quarter ended June 30, 2009, compared to a expense of Rs. 18.24 million for the quarter ended June 30, 2008, representing an increase of Rs.99.72 million ($2.08 million). This represents a one time tax benefit on account of reversal of provision for income tax on account of the merger of company’s subsidiary Sify Communications Limited.

Liquidity and Capital Resources
The following table summarizes our statement of cash flows for the periods presented:

	Quarter ended
			June 30, 2009
Particulars	June 30, 2009	June 30, 2008	U.S Dollars
Loss after tax	(129,291)	(124,485)	(2,699)

Other adjustments for non-cash items	188,197	182,079	3,931
Income taxes paid	(36,676)	(23,844)	(766)
Net decrease (increase) in working capital	(158,636)	(406,772)	(3,314)

Net cash from / (used in) operating activities	(136,406)	(373,022)	(2,848)
Net cash from / (used in) investing activities	(127,488)	(336,412)	(2,663)
Net cash from / (used in) financing activities	(302,620)	595,280	(6,321)
Effect of exchange rate changes on cash and cash equivalents	1,964	(176)	39

Net increase / (decrease) in cash and cash equivalents	(564,550)	(114,330)	(11,793)

As of June 30, 2009 our current liabilities exceeded current assets by Rs.191,331 ($3,997). Based on the projected cash flow, including cash from operations, available lines of credit, and the proceeds in connection with legal matters, we believe that we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months. Additionally, we are exploring the possibility of exiting a leased facility and recovering the related security deposit, replacing certain short term loans with long term lines of credit.
We intend to continue to focus on the reduction of our cash burn and to achieve cash surplus in fiscal 2010. Based upon our present business and funding plans, we believe that our cash and cash equivalents were negative to the extent of Rs.251.84 million ($5.3 million) as of June 30, 2009, including bank overdraft of Rs.751.92 million ($15.71 million).
Our principal sources of liquidity are our borrowings from banks and the cash flow that we generate from our operations. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of cash credit and overdraft facilities of Rs.750 million ($15.67 million) and the same has been utilized fully as on June 30, 2009. Further, we were provided non-funded limits of Rs.1,350 million ($28.20 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.321 million ($6.71 million) remained unutilized as of June 30, 2009. We believe that our cash and cash equivalents, short-term investments and working capital lines are sufficient to meet our present working capital requirements for the next 12 months. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking all steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Cash balances held in Indian currency were Rs.500.09 million ($10.45 million) and Rs.1,608.36 million ($33.60 million) as of June 30, 2009 and June 30, 2008, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash used in operating activities for three months ended June 30, 2009 and 2008 was Rs.136.41 million ($2.85 million) and Rs.373.02 million, respectively. This is primarily due to increase in trade and other receivables by Rs.288.14 million ($6.02 million) and Rs.427.01 million for the three months June 30, 2009 and 2008, increase in other assets by Rs.81.38 million ($1.70 million) and Rs.309.97 million for the three months June 30, 2009 and 2008, increase in inventories by Rs.57.56 million ($1.20 million) for the three months June 30, 2009 and a decrease of Rs.5.16 million for the three months June 30, 2008, decrease in trade and other payables by Rs.257.37 million ($5.37 million) and Rs.133.28 million for the three months June 30, 2009 and 2008, increase in deferred revenues by Rs.4.14 million ($0.09 million) and Rs.176.21 million ($3.68 million) for the three months June 30, 2009 and 2008 and increase in employee benefits by Rs.6.93 million ($0.14 million) and Rs.15.57 million for the three months June 30, 2009 and 2008.

Cash used in investing activities for the three months ended June 30, 2009 and 2008 was Rs.127.49 million ($2.66 million) and Rs.336.41 million respectively. These amounts were principally incurred for the establishment of a new data centers and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.151.35 million ($3.16 million) and Rs.346.32 million for the three months ended June 30, 2009 and 2008.Expenditure on intangibles increased by Rs.60.14 million ( $1.26 Million) and Rs.56.92 million for the three months ended June 30, 2009 and 2008 It is partially off-set by amounts contributed by finance income amounting to Rs.63.63 million ($1.33 million) and Rs.64.93 million for the three months June 30, 2009 and 2008.
Cash used in financing activities for three months ended June 30, 2009 was Rs.302.62 million ($6.32 million) represented by repayment of borrowings from banks to the extent of Rs.223.09 million ($4.66 million) and increase in finance charges by Rs.73.95 million ($1.55 million) and cash from financing activities for the three month ended June 30, 2008 was Rs.595.28 million. represented by borrowings from banks to the extent of Rs.626.20 million ($13.08 million) and increase in finance charges by Rs.30.22 million ($0.63 million).
Income Tax Matters
We have a substantial business loss being carry forward for financial reporting purposes. Under Indian Tax law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2009, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. For Fiscal year 2010, the corporate Income Tax rate is 30%, subject to a surcharge of 10% (if the Company makes taxable profits greater than Rs.10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs.10 million and 33.99% for companies who have taxable profits greater than Rs.10 million. Further in India, companies are also subject to a Minimum Alternate Tax (MAT) of 15% on the book profits of the Company. There were few changes in the income tax rates which were introduced in the union budget 2010-11 of the Government of India. The key changes included reduction of the surcharge to 7.5% and the increase of MAT to 18% of book profits. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15%
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.
Contractual obligations
Set forth below are our contractual obligations as of June 30, 2009:

	Payments due by period (Rs 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	203,248	—	192,266	10,982	—
Short term borrowings	1,704,643	1,704,643	—	—	—
Finance lease obligations	145,600	26,875	66,755	51,970	—
Non-cancellable operating lease obligations	2,285,439	152,094	420,828	445,283	1,267,234
Proposed lease obligations	2,423,554	—	279,950	269,588	1,874,016
Payments towards Europe India Gateway	317,811	223,176	94,635	—	—
Purchase obligations	576,985	576,985	—	—	—

Also refer Note a — c below
Proposed lease obligations with VALS Developers Private Ltd
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited , in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, holds 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.

Note to the table above on Contractual obligations
a) Other liabilities amounting to Rs 165.95 million ($3.47 million) primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.
b) Standby letter of credit and guarantees has not been included in the above mentioned table of contractual obligations.
c) In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of June 30, 2009, was Rs.76.82 million ($1.61 million) and disclosed under ‘employee benefits’.
Item 3. Quantitative And Qualitative Disclosures About Market Risk
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Please see Note 37 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2009.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Recent Accounting Pronouncements
a) Standards early adopted by the Company
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IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 beginning the year ended March 31, 2008 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The application of this standard did not result in any significant change in the Group’s segmental disclosures.

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IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be reckoned under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Business combinations consummated in the future would be impacted by the revised standard. Consistent

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IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction.

b)	Recently adopted accounting pronouncements

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The Company adopted IAS 1 (revised), “Presentation of Financial Statements", effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations.

c)	Standards issued but not yet effective

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IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. The Company would prospectively adopt this interpretation for all assets transferred after July 1, 2009. The amendment is not expected to have any significant impact on the Group’s consolidated financial statements.

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Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard are mainly applicable for fiscal beginning from April 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

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In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s unaudited condensed consolidated interim financial statements.

Critical accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2009 except for the fact that beginning the quarter ended June 30, 2009, the Company started generating revenues from a construction contract. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.
Also refer to Note 3 of these unaudited condensed consolidated interim financial statements included with this Report.
Item 4. Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation as of the end of the period covered by this Quarterly Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.13a-15 or 240.15d-15 that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Part II. Other Information
Item 1. Legal Proceedings
The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.
See Note 20 of notes to our Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 38 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2009.

Item 1A. Risk Factors
For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, except as set forth below:
We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares.
On June 28, 2006, the Ministry of Finance of the Government of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain.
We may be required by the Government of India at some point in time to list on a local Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and based on the legal opinion we understand that there are no penal consequences for the said non-compliance.
The Indian securities markets are smaller than securities markets in more developed economies and are more volatile than the securities markets in other countries. Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.
Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and the
Indian stock exchanges and other regulatory bodies that, in some cases, have had a negative effect on market sentiment. If we were to list our Equity Shares on an Indian Stock Exchange and similar problems occur in the future, they could harm the market price and liquidity of the Equity Shares and this could have an adverse effect on the price of our ADSs.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits

Exhibit Number	Description of Document

12.1	Rule 13a-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a) Certification of Principal Financial Officer

13.1	Section 1350 Certification of Principal Executive Officer

13.2	Section 1350 Certification of Principal Financial Officer

99.1	Review report of Independent Registered Public Accounting Firm of the Group

99.2	Review report of Independent Registered Public Accounting Firm of MF Global Sify Securities India Private Limited, a significant associate in the Group

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2010

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer